UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-14974

THOMSON

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: January 5, 2010	Title:	Corporate Secretary

January 4, 2010

Regulated Information

Availability or consultation of information related to the Combined General

Shareholders’ Meeting to be held on January 27, 2010 on second notice

Thomson informs its shareholders that a Combined General Shareholders’ Meeting will be held on January 19, 2010 at 10 a.m. at Thomson’s Headquarters on first notice and, in the likely event of a lack of quorum on such date, on January 27, 2010 at 11 a.m. at the Palais des Congrès de Paris, Amphithéâtre Bordeaux, Niveau 3, 2 place de la Porte Maillot, 75017 Paris, France, on second notice. The French language preliminary notice of meeting (avis de réunion) was published in the Bulletin des Annonces Légales Obligatoires (BALO) on December 14, 2009. The final notice of meeting (avis de convocation) was published in the BALO and the Petites Affiches on January 4, 2010.

The English language notice of meeting, which includes the agenda of the Meeting and the proposed resolutions to be considered, may be viewed in the Shareholder’s Meeting section of the Thomson website (www.thomson.net Home > Investor Center > Shareholder’s Meeting).

Documents related to this meeting are available for shareholders as from the date of the final notice of meeting, in compliance with statutory requirements of Article R.225-83 of the French Commercial Code.

Thomson 1 rue Jeanne d'Arc - 92443 Issy-les-Moulineaux Cedex - France tél. +33 (0)1 41 86 50 00 - fax +33 (0)1 41 86 56 15 www.thomson.net	S.A. au capital de 1 012 087 605 euros Siège social : 1-5 rue Jeanne d'Arc 92130 Issy-les-Moulineaux 333 773 174 R.C.S. Nanterre